SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                          Amylin Pharmaceuticals, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    032346108
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 12, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,328,008

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,328,008

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,328,008

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.15%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund II LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,413,658

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      1,413,658

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,413,658

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.03%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund III LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      537,338

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      537,338

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      537,338

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.39%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      6,279,004

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      6,279,004

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,279,004

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.58%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Partners LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,780,915

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      3,780,915

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,780,915

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.75%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      3,780,915

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      3,780,915

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,780,915

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.75%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Capital LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      IPH GP LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Enterprises Holdings L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Icahn Enterprises G.P. Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Beckton Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


CUSIP No.  032346108

1  NAME OF REPORTING PERSON
      Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,059,919

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,059,919

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,059,919

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.33%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on May 22, 2008 by the Reporting Persons (the "Initial 13D") with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc., (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 10,059,919 Shares purchased by the Reporting Persons collectively was $276,740,345 (including commissions and premiums for call options). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Initial 13D is hereby amended and restated to read in its entirety as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,059,919 Shares, representing approximately 7.33% of the Issuer's outstanding Shares (based upon the 137,241,585 Shares stated to be outstanding as of July 25, 2008 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2008.

     Item 5(b) of the Initial 13D is hereby amended and restated to read in its entirety as follows:

          (b) Icahn Master has sole voting power and sole dispositive power with regard to 4,328,008 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,413,658 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 537,338 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,780,915 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Item 5(c) of the Initial 13D is hereby amended by the addition of the following:

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


                                   SHARES PURCHASED         PRICE PER SHARE/
NAME                     DATE          (SOLD)               EXERCISE PRICE
----                     ----          ------               --------------

Icahn Partners         9/2/2008      302,048 (3)                14.25 (4)
Icahn Partners         9/3/2008       56,375 (3)                14.25 (4)
Icahn Partners         9/9/2008       37,584                    19.08

Icahn Master           9/2/2008      366,932 (3)                14.25 (4)
Icahn Master           9/3/2008       64,534 (3)                14.25 (4)
Icahn Master           9/9/2008       43,023                    19.08

Icahn Master II        9/2/2008      131,081 (3)                14.25 (4)
Icahn Master II        9/3/2008       21,079 (3)                14.25 (4)
Icahn Master II        9/9/2008       14,052                    19.08

Icahn Master III       9/2/2008       49,939 (3)                14.25 (4)
Icahn Master III       9/3/2008        8,012 (3)                14.25 (4)
Icahn Master III       9/9/2008        5,341                    19.08

_________________________
(3) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on September 7, 2010

(4) Per share exercise price of call options purchased by the Reporting Persons. The premium for such options was approximately 35% of the market price.

On September 11, 2008, the Reporting Persons exercised all of the 3,172,270 call options described in Item 5(c) in the Schedule 13D and thereby acquired the 3,172,270 shares underlying such options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     Put Options

     The Reporting Persons have sold European-style put options referencing an aggregate of 1,000,000 Shares, which expire on September 7, 2010. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

     On September 11, 2008, the Reporting Persons exercised all of the call options described in Item 5(c) in the Initial 13D, as amended by this Amendment No. 1. and upon exercise of the call options, all of the put options described in Item 6 in the Initial 13D, as amended by this Amendment No. 1., expired pursuant to their terms.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2008


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory



 [Signature Page of Schedule 13D Amendment No. 1 - Amylin Pharmaceuticals, Inc.]

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory


ICAHN CAPITAL LP
         By: IPH GP LLC, its general partner
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., its sole member
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter K. Shea
              Title: President


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., its general partner

         By:  /s/ Peter K. Shea
              -----------------
              Name: Peter Shea
              Title: President








 [Signature Page of Schedule 13D Amendment No. 1 - Amylin Pharmaceuticals, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:  /s/ Peter K. Shea
     -----------------
     Name: Peter K. Shea
     Title: President


BECKTON CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory








 [Signature Page of Schedule 13D Amendment No. 1 - Amylin Pharmaceuticals, Inc.]


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Dated:  September 12, 2008

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN








 [Signature Page of Schedule 13D Amendment No. 1- Amylin Pharmaceuticals, Inc.]